UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMBER ROAD, INC.

(Name of Subject Company (Issuer))

CHICAGO MERGER SUB, INC.

(Names of Filing Persons (Offeror))

EAGLE PARENT HOLDINGS, LLC

(Names of Filing Persons (Parent of Offeror))

E2OPEN, LLC

INSIGHT VENTURE PARTNERS IX, L.P.

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

INSIGHT VENTURE PARTNERS X, L.P.

INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.

(Names of Filing Persons (Others))

Common Stock, $0.001 par value

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Chicago Merger Sub, Inc.

Eagle Parent Holdings, LLC

c/o Laura Fese

E2open, LLC

9600 Great Hills Trail, Suite 300E

Austin, Texas 78759

(866) 432-6736

Copy to:

Morgan D. Elwyn

Robert A. Rizzo

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$410,800,455.47	$49,789.02

*

Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding the sum of (1) 28,438,574 issued and outstanding shares of common stock, par value of 0.0001 (“Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), multiplied by the offer price of $13.05 per share of common stock (the “Offer Price”), (2) 4,357,591 Shares subject to issuance pursuant to outstanding options (“Company Stock Options”), multiplied by $2.87, the difference between the Offer Price of $13.05 and the weighted average exercise price of $10.18 per Share, (3) 1,349,367 Shares subject to issuance pursuant to outstanding time-based vesting restricted stock unit awards (“Company RSU Awards”), multiplied by the Offer Price of $13.05, and (4) 732,685 Shares subject to issuance pursuant to outstanding performance-based vesting restricted stock unit awards (“Company PSU Awards”), multiplied by the Offer Price of $13.05.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Value by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	None	Filing Party	Not applicable
Form or Registration No.	Not applicable	Date Paid	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Chicago Merger Sub, Inc., a Delaware corporation (the “Offeror”), Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), E2open, LLC, a Delaware limited liability company (“E2open”), and the following private equity funds: (i) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership, (ii) Insight Venture Partners IX (Co-investors), L.P., a Cayman Islands exempted limited partnership, (iii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership, (iv) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, (v) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership, (vi) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership, (vii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership, (viii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership, (ix) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership, (x) Insight Venture Partners (Co-Investors) X, L.P., a Cayman Islands exempted limited partnership, (xi) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership and (xii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership, ((i) through (xii) collectively “Insight”).The Offeror is an indirect wholly owned subsidiary of Parent. E2open is an indirect wholly owned subsidiary of Parent. Parent is controlled by Insight.

This Schedule TO relates to the offer by the Offeror to purchase all of the Shares at a purchase price of $13.05 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of May 12, 2019, by and among Amber Road, Parent, Offeror, and, solely for purposes of Section 9.17, E2open (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Amber Road. Amber Road’s principal executive offices are located at One Meadowlands Plaza, East Rutherford, NJ 07073, and its telephone number at such principal executive offices is +1 (201) 935-8588.

(b) This Schedule TO relates to the Offeror’s offer to purchase all Shares. According to the Merger Agreement, as of the close of business on May 10, 2019 (the “Capitalization Date”): (i) 28,438,574 Shares were issued and outstanding (which excludes the Shares relating to the Company Stock Options, Company RSU Awards and Company PSU Awards referred to in the penultimate sentence of this paragraph); (ii) no shares of preferred stock were issued and outstanding; and (iii) no Shares were held by Amber Road in its treasury. As of the Capitalization Date, Amber Road has reserved 129,135 Shares for issuance pursuant to equity plans. As of the Capitalization Date: (A) 4,357,591 Shares were subject to issuance pursuant to outstanding Company Stock Options (with a weighted average exercise price equal to $10.18 per Share); (B) 1,349,367 Shares were subject to issuance pursuant to outstanding Company RSU Awards; and (C) 732,685 Shares were subject to issuance pursuant to outstanding Company PSU Awards.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)—(c) This Schedule TO is filed by the Offeror, Parent, E2open and Insight. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain information concerning the Offeror, Parent and Insight” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 8, 9, 10 and 11—“Certain Information Concerning Amber Road,” “Certain Information Concerning the Offeror, Parent and Insight,” “Background of the Offer; Past Contacts with Amber Road” and “Purpose of the Offer and Plans for Amber Road” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 11—“Purpose of the Offer and Plans for Amber Road” of the Offer to Purchase is incorporated herein by reference.

(c)(1)—(7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 6, 7, 10, 11 and 16—“Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Past Contacts with Amber Road,” “Purpose of the Offer and Plans for Amber Road” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Sources and Amount of Funds or Other Consideration.

(a), (d) The information set forth in Section 13—“Sources and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Sections 11 and 14—“Purpose of the Offer and Plans for Amber Road” and “Conditions of the Offer,” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Amber Road,” “Certain Information Concerning the Offeror, Parent and Insight,” “Background of the Offer; Past Contacts with Amber Road” and “Purpose of the Offer and Plans for Amber Road” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Sections 10, 11 and 19—“Background of the Offer; Contacts with Amber Road,” “Purpose of the Offer and Plans for Amber Road” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	The consideration offered consists solely of cash;

•	The Offer is not subject to any financing condition; and

•	The Offer is for all outstanding securities of the subject class.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror, Parent or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Amber Road or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2), (3) The information set forth in Sections 11, 14 and 17—”Purpose of the Offer and Plans for Amber Road,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index below, which is incorporated by reference herein.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)	*Offer to Purchase, dated June 3, 2019.

(a)(1)(B)	*Form of Letter of Transmittal.

(a)(1)(C)	*Form of Notice of Guaranteed Delivery.

(a)(1)(D)	*Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	*Text of Summary Advertisement, as published in The New York Times on June 3, 2019.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Text of joint press release issued by Amber Road and E2open, dated May 13, 2019 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror, Parent, E2open and funds managed by Insight on May 13, 2019).

(b)(1)	*Debt Commitment Letter, dated as of May 12, 2019, by and among E2open and Golub Capital Markets LLC.

(d)(1)	Agreement and Plan of Merger, dated as of May 12, 2019, by and among Amber Road, Offeror, Parent and E2open, solely for purposes of Section 9.17 thereof (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Amber Road with the Securities and Exchange Commission on May 13, 2019).

(d)(2)	*Non-Disclosure and Standstill Agreement, dated as of April 24, 2019, between E2open and Amber Road.

(d)(3)	* Joinder Agreement, dated as of April 30, 2019, by and among E2open, Elliot Management Corporation and Insight Venture Management, LLC

(d)(4)	*Exclusivity Agreement, dated as of May 7, 2019, between E2open and Amber Road.

(d)(5)	*Equity Commitment Letter, dated as of May 12, 2019, pursuant to which certain equity funds managed by Insight have committed cash as capital to Parent.

(d)(6)	*Equity Commitment Letter, dated as of May 12, 2019, pursuant to which certain equity funds managed by Elliot Management Corporation have committed cash as capital to Parent.

(d)(7)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Altai Capital Management, LLC (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by the Offeror, Parent, E2open, E2open Intermediate, LLC, and certain funds managed by Insight on May 23, 2019).

(d)(8)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and James Preuninger (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by the Offeror, Parent, E2open, E2open Intermediate, LLC, and certain funds managed by Insight on May 23, 2019).

(d)(9)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Rudy Howard (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed by the Offeror, Parent, E2open, E2open Intermediate, LLC, and certain funds managed by Insight on May 23, 2019).

(d)(10)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Barry Williams (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed by the Offeror, Parent, E2open, E2open Intermediate, LLC, and certain funds managed by Insight on May 23, 2019).

(d)(11)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Pamela Craven (incorporated by reference to Exhibit 99.7 of the Schedule 13D filed by the Offeror, Parent, E2open, E2open Intermediate, LLC, and certain funds managed by Insight on May 23, 2019).

(d)(12)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Ralph Faison (incorporated by reference to Exhibit 99.8 of the Schedule 13D filed by the Offeror, Parent, E2open, E2open Intermediate, LLC, and certain funds managed by Insight on May 23, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019	EAGLE PARENT HOLDINGS, LLC

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: June 3, 2019	CHICAGO MERGER SUB, INC.

	By:	/s/ Laura Fese
Name: Laura Fese
Title: Secretary

Dated: June 3, 2019	E2OPEN, LLC.

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: June 3, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer